Exhibit 99.2

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended September 30, 2005
Millions of Canadian Dollars

1.    Reconciliation of net income (loss) between Canadian and United States GAAP:

	Three	Nine	Three	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2005	2004	2004
Net income under Canadian GAAP	$30.8	$184.6	$121.6	$221.6
Accretion of equity component of convertible debt (a)	-	-	-	(0.1)
Net income under U.S. GAAP	30.8	184.6	121.6	221.5
Change in fair value of swap contracts (b)	0.5	1.7	(1.1)	(3.3)
Change in additional minimum pension liability (c)	-	-	-	-
Comprehensive income under U.S. GAAP	$31.3	$186.3	$120.5	$218.2
Income (loss) per share under U.S. GAAP:
Basic	$0.77	$4.61	$3.17	$6.21
Diluted	$0.77	$4.58	$3.00	$5.77
Comprehensive income (loss) per share under U.S. GAAP:
Basic	$0.78	$4.66	$3.15	$6.13
Diluted	$0.78	$4.62	$2.97	$5.68

(a)
Under Canadian GAAP, the discounted value of the 1% convertible Notes was segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings. Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. Under U.S. GAAP the value ascribed to the holder conversion option is reclassified within shareholders' equity to contributed surplus.

(b)	Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in comprehensive income until realized.

(c)
Under U.S. GAAP, an additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to comprehensive income.

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended September 30, 2005
Millions of Canadian Dollars

2.    Changes to the consolidated balance sheets under U.S. GAAP are:

	Sept. 30	Dec. 31
	2005	2004
(i) Swap asset
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	1.7	-
Balance under U.S. GAAP	$1.7	$-

(ii) Deferred pension costs
Balance under Canadian GAAP	$-	$-
Deferred past service cost	41.6	41.6
Balance under U.S. GAAP	$41.6	$41.6

(iii) Long-term pension liability and post-employment benefit obligation
Balance under Canadian GAAP	$287.1	$271.5
Additional minimum pension liability	134.8	134.8
Balance under U.S. GAAP	$421.9	$406.3

(iv) Shareholders' equity
(a) Capital stock
Balance under Canadian GAAP	$310.9	$318.5
Ascribed value of holders option credited on conversion of long-term debt	(21.5)	(21.5)
Foreign exchange adjustment of equity component on conversion	(1.3)	(1.3)
Balance under U.S. GAAP	$288.1	$295.7

(b) Contributed surplus
Balance under Canadian GAAP	$239.2	$226.7
Ascribed value of holders conversion option on reorganization	21.5	21.5
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Balance under U.S. GAAP	$260.8	$248.3

(c) Retained earnings
Balance under Canadian GAAP	$297.8	$367.1
Foreign exchange adjustment on equity component of convertible long-term debt	1.2	1.2
Balance under U.S. GAAP	$299.0	$368.3

ALGOMA STEEL INC.

SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

For the period ended September 30, 2005
Millions of Canadian Dollars

	Sept. 30	Dec. 31
	2005	2004
2. Changes to the consolidated balance sheets under U.S. GAAP are:
(iv) Shareholders' equity
(d) Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	1.7	-
Additional minimum pension liability	(93.2)	(93.2)
Balance under U.S. GAAP	$(91.5)	$(93.2)

3.    The accounts receivable balance at September 30, 2005 includes a $1.3 million allowance for doubtful accounts(December 31, 2004 - $2.2 million).

4.    Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The collective bargaining agreements negotiated August 1, 2004 expire on July 31, 2007.